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Washington, DC 20549

Re:	Gabelli Equity Series Funds, Inc.
(Securities Act File No. 33-41913;
Investment Company Act File No. 811-06367)
Post-Effective Amendment No. 31 (“Amendment No. 31”)

Ladies and Gentlemen:

We have assisted in the preparation of Amendment No. 31 and represent that it does not contain disclosures which would render it ineligible to become effective pursuant to Rule 485(b) under the Securities Act of 1933.

Very truly yours,

/s/ Leslie Lowenbraun

Leslie Lowenbraun